UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

II-VI Incorporated

(Exact name of registrant as specified in its charter)

Pennsylvania	0-16195	25-1214948
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

375 Saxonburg Boulevard, Saxonburg, PA		16056
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (724) 352-4455

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and to provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 230.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of II-VI Incorporated (“II-VI” or the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2016 to December 31, 2016.

Rule 13p-1 (the “Rule”) requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “Conflict Minerals”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

II-VI Incorporated, a global leader in engineered materials and opto-electronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in the industrial, optical communications, military, life sciences, semiconductor equipment, and consumer markets. Headquartered in Saxonburg, Pennsylvania, with research and development, manufacturing, sales, service, and distribution facilities worldwide, the Company produces a wide variety of application specific photonic and electronic materials and components, and deploys them in various forms including integrated with advanced software to enable our customers. The Company is committed to compliant and ethical business conduct and to responsibly sourcing materials.

The Company conducted an internal survey of its divisions and required each division to disclose whether any products manufactured or contracted to be manufactured by the division contained Conflict Minerals and, if so, to identify the direct suppliers (“Tier 1 suppliers”) of such Conflict Minerals. As a result of this internal survey, the Company determined that certain of its divisions manufacture, or contract to manufacture, products containing Conflict Minerals which are necessary to the functionality or production of such products, as follows: (i) certain laser optics whose coatings contain gold, tantalum or tungsten, (ii) certain machined parts that may contain gold plating or tin solder, and (iii) various parts and components made of gold, tin, tantalum and tungsten that are incorporated into products offered by II-VI (collectively referred to herein as the “Covered Products”).

Based upon the determination that the Rule applies to the above-referenced Covered Products, the Company undertook with the assistance of a third party firm a good-faith reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the Conflict Minerals included in such Covered Products originated in the Covered Countries, and whether any of the Conflict Minerals may be from recycled or scrap sources.

To implement the RCOI, the Company, with the assistance of a third-party firm, conducted the following supplier outreach and engagement:

•	An introductory email was sent to Tier 1 suppliers describing the compliance requirements and requesting Conflict Minerals information;

•	Following the initial introduction to the program and information request, several reminder emails were sent to each non-responsive supplier requesting survey completion; and

•	Suppliers who remained non-responsive were contacted by phone and offered assistance in some cases. This assistance included, but was not limited to, further information about the Company’s Conflict Minerals compliance program, an explanation of why the information was being collected, a review of how the information would be used, and clarification regarding how the information could be provided.

The program utilized the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) Conflict Minerals Reporting Template (“EICC-GeSI Template”) for data collection. The EICC-GeSI Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide Conflict Minerals into a company’s supply chain. It includes questions regarding the origin of Conflict Minerals included in a company’s products, including the identity of smelters and refiners, a company’s conflict-free policy, and a company’s engagement and due diligence with respect to its suppliers of Conflict Minerals.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary Conflict Minerals, as well as the origin of those materials. Additional supplier contacts were conducted to address issues including: (i) implausible statements regarding no presence of Conflict Minerals, (ii) incomplete data on EICC-GeSI Templates, (iii) responses that did not identify smelters or refiners, (iv) responses that indicated sourcing location without complete supporting information from the supply chain, and (v) organizations identified as smelter or refiners, but not verified as such through further analysis and research.

Therefore, the Company exercised due diligence on the source and chain of custody of Conflict Minerals used in its Covered Products manufactured in calendar year 2016. Based upon the due diligence, including the RCOI results, the Company determined that the responses obtained were insufficient to form the basis for a reasonable determination as to the specific origin of all of the Conflict Minerals used in the manufacturing process for the Covered Products. The Company had reason to believe, however, that a portion of such Conflict Minerals may have originated in the Covered Countries. These due diligence efforts are described in the Conflict Minerals Report that is provided as Exhibit 1.01 to this Form SD.

II-VI has developed a conflict minerals policy, which is publicly available on its website at http://www.ii-vi.com/about/about.html – chw, to reflect a commitment to sourcing materials from companies that share its values on human rights, ethics and environmental responsibility. The Company expects its suppliers to develop internal conflict minerals policies, due diligence frameworks, and management systems which are designed to identify and ultimately eliminate from use in products sold to II-VI any Conflict Minerals that are known to come from sources funding armed groups in the Covered Countries.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD. The Conflict Minerals Report is also publicly available on our website at www.ii-vi.com/about/conflict-minerals.html.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit	Description

1.01	Conflict Minerals Report of II-VI Incorporated

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

II-VI Incorporated

By:	/s/ Gary Kapusta
Gary Kapusta
Chief Operating Officer

Dated: May 31, 2017

Exhibit Index

Exhibit Number	Description

1.01	Conflict Minerals Report of II-VI Incorporated